UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

September 27, 2023

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 26 September 2023

Enovacom, Orange Business’ healthcare subsidiary, strengthens its leadership in e-health with the acquisition of NEHS Digital and Xperis

•   The acquisitions of NEHS Digital and Xperis reinforce Orange Business’ strategy of developing solutions for healthcare professionals

•   Enovacom is a leading French player in interoperability, telemedicine and now, with these acquisitions, in medical imaging

Today Enovacom, the French leader for healthcare data interoperability and subsidiary of Orange Business since 2018, announces the acquisition of NEHS Digital and Xperis, both subsidiaries of the MNH group.

NEHS Digital, a service provider and distributor of healthcare solutions, particularly in medical imaging, and Xperis, a healthcare data interoperability specialist, are both present in 600 healthcare institutions, 900 social healthcare establishments, and more than 800 radiology practices in France. NEHS Digital and Xperis cover five key areas of expertise: medical imaging, telemedicine, the organization of medical interpretation services, the production and coordination of care, and the security and interoperability of information systems.

With the integration of NEHS Digital and Xperis, Enovacom’s team will benefit from the expertise of more than 600 e-health professionals. Already recognized for its expertise in the healthcare data interoperability sector, the acquisition of Xperis completes Enovacom’s range of solutions. And by integrating NEHS Digital’s offers, Enovacom re-affirms its strong positioning in the telemedicine space and will complement its existing solutions, such as Enovacom Nomadeec. As a result of these acquisitions, Enovacom is now set to become a leading player in digital medical imagery, both as an integrator and a service provider.

This is Enovacom’s second acquisition in two years, re-affirming the company’s position as one of France’s leading e-health companies. Enovacom’s dedicated expertise helps make life easier for healthcare professionals, enabling them to focus on their core mission: care.

"I am proud to announce the acquisition of NEHS Digital and Xperis, two entities already widely recognized in their fields. This agreement is instrumental in the future development of our digital healthcare business, as it will enable us to double the size of Enovacom’s teams in France and broaden our dedicated range of solutions. The acquisition is in line with our Lead the Future strategic plan, which aims to build on our recognized excellence in our core business and to accelerate our position in the digital healthcare space. As a trusted partner working at the heart of the sector’s information systems, our ambition is to support professionals in their ability to make the most of their healthcare data and accelerate this critical strategy for the health sector in France," says Aliette Mousnier-Lompré, CEO of Orange Business.

"We are very enthusiastic about the arrival of Enovacom, the healthcare subsidiary of Orange Business, as the new shareholder of NEHS Digital and Xperis. This acquisition is a guarantee of greater innovation, sustained growth, and strong synergies among all involved parties - particularly in the technological aspects of our activities. It is also an opportunity to renew our commitments to our customers and partners, offering them peace of mind and security in the continuity and improved quality of our solutions and services. Finally, it provides our employees with a continued career path by promoting a stimulating work environment surrounded by digital healthcare professionals. To sum up, we are delighted with this agreement, which will enable us to begin a smooth transition to Orange Business, offering excellent prospects for the future, both for us and for our customers, the healthcare professionals and their patients," adds Patrice Coulon, CEO of NEHS Digital.

About Orange Business

Orange Business, the enterprise division of Orange, is a leading network and digital integrator, supporting customers to create positive impact and digital business. The combined strength of its next-generation connectivity, cloud, and cybersecurity expertise, platforms, and partners provides the foundation for enterprises around the world. With 30,000 employees across 65 countries, Orange Business enables its customers’ transformations by orchestrating end-to-end secured digital infrastructure and focusing on the employee, customer, and operational experience. More than 3,000 multinational enterprises, as well as two million professionals, companies and local communities in France, put their trust in Orange Business.

Orange is one of the world’s leading telecommunications operators with sales of 43.5 billion euros in 2022 and 291 million customers worldwide at 30 June 2023. In February 2023, the Group presented its strategic plan "Lead the Future", built on a new business model and guided by responsibility and efficiency. "Lead the Future" capitalizes on network excellence to reinforce Orange's leadership in service quality.

Orange is listed on the Euronext Paris (ORA) and on the New York Stock Exchange (ORAN).

For more information: www.orange-business.com or follow us on LinkedIn and on Twitter: @orangebusiness

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts:

Emmanuelle Nahmany, Orange Business, emmanuelle.nahmany@orange.com, +44 782 413 3194

Tom Wright, Orange, tom.wright@orange.com, +33 6 78 91 35 11

ORANGE

Date: September 27, 2023	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations